

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Gregory J. Peterson
Senior Vice President and Chief Financial Officer
Southwest Gas Holdings, Inc.
8360 S. Durango Drive
Post Office Box 98510
Las Vegas, Nevada 89193-8510

       Re: Southwest Gas Holdings, Inc.
           Southwest Gas Corporation
           Form 10-K for the Year Ended December 31, 2021
           Filed March 1, 2022
           File Nos. 1-37976 and 1-07850

Dear Gregory J. Peterson:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation